

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2016

Via E-mail
Jurgita Ashley
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1291

     Re: **Rubicon Technology, Inc.**
           Preliminary Proxy Statement on Schedule 14A
           Filed May 13, 2016 by Paragon Technologies, Inc., et al.
           File No. 001-33834

Dear Ms. Ashley:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PREC14A

How do I vote on the other matters being presented by Rubicon for vote at the Annual Meeting?, page 5

1. Please advise how you determined that shares subject to broker non-votes will not be considered present for quorum purposes.

How to Provide a Proxy to Us, page 13

2. We note the disclosure that if any director candidates is unable to serve or for good reason is unwilling to serve and/or Rubicon or any other person takes or announces any action that has, or if consummated would have, the effect of disqualifying any director candidates, shares will be voted for a director nominee designated by Paragon. Please revise this disclosure of the applicable discretionary authority to conform to the language

of Rule 14a-4(c)(5) of Regulation 14A and make the same revisions to the applicable disclosure appearing on the proxy card.

3. Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Background to the Solicitation, page 16

4. We note the statement that the board "purported to interview" Mr. Gad and Mr. Jacobs. Please revise your disclosure to clarify this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions